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SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 SCHEDULE 13D Under the Securities Exchange Act of 1934 (Amendment No. 10)
EuroWeb International Corp. (Name of Issuer)
Common Stock, par value $.001 per share (Title of Class of Securities)
298801101 (CUSIP Number)
Marijn R. de Jong Koninklijke KPN N.V. Maanplein 55 2516 CK, The Hague The Netherlands +31-70-343-3441
COPY TO:
Eric S. Shube, Esq. Allen & Overy 1221 Avenue of the Americas New York, New York 10020 +1-212-610-6300 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 23, 2003 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.    ☐

        This Statement relates to the Schedule 13D, dated February 24, 2000, with respect to the common stock, par value $.001 per share, of EuroWeb International Corp., a Delaware corporation ("EuroWeb"), as amended by amendments to the Schedule 13D dated February 20, 2002, March 4, 2002, March 12, 2002, March 20, 2002, March 28, 2002, April 4, 2002, April 5, 2002, April 23, 2002 and August 5, 2003, filed on behalf of Koninklijke KPN N.V. ("KPN"), a company incorporated under the laws of the Netherlands, and KPN Telecom B.V. ("KPN Telecom"), a company incorporated under the laws of the Netherlands and a wholly owned subsidiary of KPN.

        Item 4 is hereby amended by adding the following:

ITEM 4.    PURPOSE OF THE TRANSACTION

        In the spring of 2000, KPN decided to change its overall corporate strategy, choosing to discontinue investing in Eastern Europe and to concentrate on its core markets: the Netherlands, Belgium and Germany. In accordance therewith, KPN previously announced its interest in selling certain assets such as all or a portion of its interest in the common stock of EuroWeb, as KPN placed EuroWeb on its list of non-core assets. From time to time, KPN has received and may continue to receive inquiries, offers or proposals for the purchase or other acquisition by a third party of all or a portion of KPN's interest in the common stock of EuroWeb. KPN may consider any offers or proposals in relation to EuroWeb and may determine to support a transaction depending on the circumstances at the time. KPN is informed by the Board of Management of EuroWeb of discussions between the EuroWeb board and a third party that has expressed an interest in making an offer for EuroWeb. KPN does not know at this time that whether this third party will make a formal offer for EuroWeb, or, if an offer is made, whether it would be accepted by the EuroWeb board and whether it would be higher or lower than the current market price for EuroWeb shares.

        KPN may also consider from time to time various alternative courses of action. Such actions may include the sale of all or a portion of the shares of common stock of EuroWeb now held by KPN in the open market pursuant to Rule 144, in privately negotiated transactions, through a public offering or otherwise. To this end, KPN is filing contemporaneously herewith a Notice of Proposed Sale of Securities Pursuant to Rule 144 reflecting its intention to sell the shares of common stock of EuroWeb referred to therein.

SIGNATURE

        After reasonable inquiry and to the best of their knowledge and belief, the undersigned hereby certify as of September 23, 2003 that the information set forth in this statement is true, complete and correct.

KONINKLIJKE KPN N.V.
By:	/s/ MR. M.R. DE JONG
Name: Title:	Mr. M.R. de Jong Vice-President Corporate Mergers and Acquisitions
KPN TELECOM B.V.
By:	KONINKLIJKE KPN N.V., its sole Director
By:	/s/ MR. M.R. DE JONG
Name: Title:	Mr. M.R. de Jong Vice-President Corporate Mergers and Acquisitions

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SIGNATURE